Exhibit 15.1

Consent of BDO Canada LLP

Consent of Independent Registered Chartered Accountants

The Board of Directors
Focus Ventures Ltd.

We consent to the use of our report dated February 24, 2015 with respect to the consolidated statements of financial position as at November 30, 2014 and 2013, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended November 30, 2014, and a summary of significant accounting policies and other explanatory information, and the reference to our firm under the heading “Statement by Experts” in this Amendment No. 2 to the registration statement on Form 20-F of Focus Ventures Ltd.

/s/ BDO Canada LLP

Chartered Accountants
April 10, 2015

British Columbia, Canada